Exhibit 99.2

Directors' Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 7 February 2003 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 58 pence per share under the Cable & Wireless Share Purchase Plan: -

Graham Wallace - 216 Ordinary Shares
Adrian Chamberlain - 172 Ordinary Shares
Robert Lerwill - 215 Ordinary Shares